EXHIBIT 99.2

Osisko Development Announces Pricing of US$275.0 Million Aggregate Principal Amount of 4.125% Convertible Senior Notes Offering (25.0% Conversion Premium)

  Opportunistic capital raise with net proceeds expected to be used for the development of the Cariboo Gold Project and general corporate purposes
  A portion of net proceeds expected to be used to purchase cash-settled capped calls to offset potential economic dilution at a cap price of US$5.88 per share, representing a 100% premium to US$2.94, being the last reported sale price of the Company's common shares on the NYSE on May 20, 2026

MONTREAL, May 21, 2026 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") announces the pricing of US$275.0 million aggregate principal amount of 4.125% convertible senior notes due 2031 (the "Notes") in a private placement to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under U.S. Securities Act of 1933, as amended (the "Securities Act") (the "Offering") and in a concurrent private placement (the "Private Placement") under Section 4(a)(2) of the Securities Act. The Notes priced with a conversion premium of approximately 25.0% to the last reported sale price per share of the Company's common shares, no par value (the "Common Shares") (US$2.94 per Common Share) on the NYSE on May 20, 2026.

Qualified institutional buyers have agreed to purchase US$225.0 million principal amount of the Notes in the Offering. Double Zero Capital, LP, an affiliate of the Company, has agreed to purchase US$50.0 million aggregate principal amount of the Notes in the Private Placement (the "Affiliate Notes").

The Company granted the initial purchasers of the Notes an option to purchase, during a 13-day period beginning on, and including, the date on which the Notes are first issued, up to an additional US$25.0 million aggregate principal amount of Notes. The Offering and the Private Placement are expected to close on May 26, 2026 and May 29, 2026, respectively, subject to the satisfaction of customary closing conditions.

Transaction Highlights:

  US$275.0 million offering of convertible senior notes due 2031 (including the Affiliate Notes).
  If converted, holders of the Notes would receive cash, Common Shares or a combination of cash and Common Shares, at the Company's election.
  Cash-settled capped call transactions to be purchased in conjunction with the Notes with a cap price of US$5.88 per Common Share, which represents a premium of 100% to the last reported sale price of the Common Shares on the NYSE on May 20, 2026.
  Net proceeds intended for the development of the Cariboo Gold Project and general corporate purposes, in addition to the cost of the capped call transactions.

Convertible Senior Notes

The Notes will be general senior unsecured obligations of the Company and will accrue interest payable semi-annually in arrears on June 15th and December 15th of each year, beginning on December 15, 2026, at a rate of 4.125% per annum. The Notes will mature on June 15, 2031, unless earlier converted, redeemed or repurchased.

Use of Proceeds. The Company estimates that the net proceeds from the Offering will be approximately US$215.9 million (or approximately US$240.0 million if the initial purchasers exercise their option to purchase additional Notes in full) after deducting the initial purchasers' discounts and commissions and estimated Offering expenses payable by the Company. The Company estimates that the net proceeds from the Private Placement will be approximately US$50.0 million. The Company expects to use the net proceeds from the Offering and the Private Placement (i) to pay the approximately US$36.9 million cost of the capped call transactions (as described herein) entered into with certain financial institutions (the "Option Counterparties"), (ii) for development of the Cariboo Gold Project, and (iii) for general corporate purposes. If the initial purchasers exercise their option to purchase additional Notes, the Company expects to use a portion (approximately US$3.4 million if the initial purchasers exercise their option to purchase additional Notes in full) of the net proceeds from the sale of the additional Notes to enter into additional capped call transactions with the Option Counterparties and the remaining net proceeds for the purposes described above.

Conversion Features. The Notes will be convertible at the option of the holders in certain circumstances. The Notes will be convertible into cash, Common Shares or a combination of cash and Common Shares, at the Company's election. The conversion rate will initially be 272.1088 Common Shares per US$1,000 principal amount of Notes (equivalent to an initial conversion price of approximately US$3.68 per common share, which represents a conversion premium of approximately 25.0% to the last reported sale price of the Common Shares on the NYSE on May 20, 2026), and will be subject to adjustments in some events but will not be adjusted for any accrued and unpaid interest. In addition, following certain corporate events that occur prior to the maturity date of the Notes or if the Company delivers a notice of redemption, the Company will, in certain circumstances, increase the conversion rate of the Notes for a holder who elects to convert its Notes in connection with such a corporate event or convert its Notes called (or deemed called) for redemption in connection with such notice of redemption, as the case may be.

Redemption Option. The Company may not redeem the Notes prior to June 20, 2029, except upon the occurrence of certain changes to the laws governing withholding taxes as described below. The Company may redeem for cash all or any portion of the Notes (subject to the partial redemption limitation described below), at its option, on a redemption date on or after June 20, 2029, but only if the liquidity condition (as described in the indenture governing the Notes) is satisfied and the last reported sale price of the Common Shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption (such redemption, an "optional redemption"). The Company may also redeem for cash all but not part of the Notes, at its option, upon the occurrence of certain changes to the laws governing withholding taxes if the liquidity condition is satisfied. Redemptions of Notes, in either case, shall be at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. If the Company redeems less than all of the outstanding Notes pursuant to an optional redemption, at least US$75 million aggregate principal amount of Notes must be outstanding and not subject to redemption as of, and after giving effect to, delivery of the relevant notice of redemption.

Fundamental Change. If the Company undergoes a "fundamental change" (as defined in the indenture governing the Notes), then, subject to certain conditions and except as described in the indenture governing the Notes, the Company will be required to make an offer to holders to repurchase the Notes for cash at a fundamental change repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

Capped Call Transactions

In connection with the pricing of the Notes, the Company entered into privately negotiated cash-settled capped call transactions with the Option Counterparties. The capped call transactions cover, subject to anti-dilution adjustments substantially similar to those applicable to the Notes, the number of Common Shares initially underlying the Notes (including any Affiliate Notes). The capped call transactions are expected generally to compensate (through the payment of cash to the Company) for potential economic dilution upon any conversion of Notes and/or offset any cash payments the Company is required to make in excess of the principal amount of converted Notes, as the case may be, with such reduction and/or offset subject to a cap.

The cap price of the capped call transactions related to the Notes is initially US$5.88, which represents a premium of 100% over the last reported sale price of the Common Shares on the NYSE on May 20, 2026, and is subject to certain adjustments under the terms of the capped call transactions.

If the initial purchasers exercise their option to purchase additional Notes, the Company intends to enter into additional capped call transactions with the Option Counterparties.

In connection with establishing their initial hedges of the capped call transactions, the Company expects that the Option Counterparties or their respective affiliates will enter into various derivative transactions with respect to the Common Shares and/or purchase Common Shares concurrently with or shortly after the pricing of the Notes, including with, or from, certain investors in the Notes. This activity could increase (or reduce the size of any decrease in) the market price of the Common Shares or the trading price of the Notes at that time.

In addition, the Option Counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to the Common Shares and/or purchasing or selling Common Shares or other securities of the Company in secondary market transactions following the pricing of the Notes and prior to the maturity of the Notes (and are likely to do so during the 60-trading day period beginning on the 61st scheduled trading day prior to the maturity date of the Notes and, to the extent the Company exercises the relevant election under the capped call transactions, following any earlier conversion, redemption or repurchase of the Notes). This activity could also cause or avoid an increase or a decrease in the market price of the Common Shares or the Notes, which could affect a holder's ability to convert the Notes and, to the extent the activity occurs during any observation period related to a conversion of Notes, it could affect the number of Common Shares, if any, and the value of the consideration that a holder will receive upon conversion of its Notes.

The Notes and the Common Shares issuable upon conversion of the Notes, if any, have not been registered under the Securities Act, any state securities laws or the securities laws of any other jurisdiction, and unless so registered, may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and other applicable securities laws. Offers and sales in Canada will be made only pursuant to exemptions from the prospectus requirements of applicable Canadian provincial and territorial securities laws. The Notes issued and the Common Shares issuable upon the conversion of Notes, if any, to purchasers in Canada will be subject to a statutory hold period in accordance with applicable Canadian provincial and territorial securities laws. The Offering is subject to final acceptance of the TSX Venture Exchange.

This press release is neither an offer to sell nor a solicitation of an offer to buy any of the securities being offered in the Offering, nor shall it constitute an offer, solicitation or sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification thereof under the securities laws of any such state or jurisdiction.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a continental North American gold development company focused on past producing mining camps. The Company's objective is to become an intermediate gold producer through the development of its flagship, fully permitted, 100%-owned Cariboo Gold Project, located in central British Columbia, Canada. Its project pipeline includes the Tintic Project located in the historic East Tintic mining district in Utah, U.S.A., a brownfield property. Osisko Development is focused on developing long-life mining assets in mining-friendly jurisdictions while maintaining a disciplined approach to capital allocation, development risk management, and mineral inventory growth.

For further information, contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Vice President, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, as amended) (collectively, "forward-looking statements"), including the anticipated completion of the Offering, the Private Placement and capped call transactions; the potential impact of the foregoing or related transactions on dilution to the Common Shares and the market price of the Common Shares or the trading price of the Notes; the anticipated use of proceeds from the Offering and the Private Placement. Such forward-looking statements are identified with words such as "may", "will", "would", "could", "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee", "objective", "strategy", variants of these words or the negative or comparable terminology, as well as terms usually used in the future and the conditional. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the assumptions, qualifications, limitations or statements pertaining to: the ability to develop the Cariboo Gold Project and its status as being fully permitted; and the exploration potential and prospectivity (if any) of its properties. Such forward-looking statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. These assumptions include, but are not limited to: the absence of further work stoppages or suspensions at the Cariboo Gold Project; favourable regulatory conditions and approvals; the ability to maintain adequate personnel and contractor levels; the absence of unforeseen ground conditions or other geological challenges; the availability of necessary equipment, supplies and infrastructure; and general economic and market conditions. Actual results could differ materially due to a number of factors, including, without limitation: risks related to the exploration, development and operation of the Cariboo Gold Project; health, safety and security incidents; regulatory delays or changes in regulatory framework and applicable laws; labour shortages or disputes; general economic and market conditions and business conditions in the mining industry; fluctuations in commodity and currency exchange rates; changes in regulatory framework and applicable laws, as well as those risks and factors disclosed in the Company's most recent annual information form, financial statements and management's discussion and analysis as well as other public filings on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov). Although the Company believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.